

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Nik Jhangiani
Chief Financial Officer
COCA-COLA EUROPACIFIC PARTNERS plc
Pemberton House, Bakers Road
Uxbridge UB8 1EZ
United Kingdom

      Re: COCA-COLA EUROPACIFIC PARTNERS plc
          Form 20-F for the fiscal year ended December 31, 2022
          Filed March 17, 2023
          File No. 001-37791

Dear Nik Jhangiani:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2022

Strategic Report, page 1

1.   We note you present several non-IFRS measures more prominently than the most directly comparable IFRS measures, for example on pages 1 and 8. Please fully comply with Item 10(e)(1)(i)(A) of Regulation S-K in future Form 20-Fs.

2.   We note you present a non-IFRS measure you identify as ROIC; however, the numerator of this measure appears to be a non-IFRS measure and you do not present a measure based on the most directly comparable IFRS measure with equal or greater prominence. Please revise the title of the measure you present and fully comply with Item 10(e)(1)(i)(A) of Regulation S-K in future Form 20-Fs.

Business and financial review

Supplementary financial information - Income Statement - Reported to Comparable, page 83

3. We note you present full non-IFRS income statements to reconcile reported results to "comparable" and "pro forma comparable" results on pages 83 and 84, which appears to give undue prominence to your non-IFRS measures. Please refer to Question 102.10(c) of the SEC's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and modify your presentations in future filings accordingly.

Consolidated Financial Statements

Note 7 - Intangible assets and goodwill

TCCC franchise intangible assets, page 170

4. We note your long-standing accounting policy and disclosures regarding your treatment of TCCC bottling agreement intangible assets as indefinite lived intangible assets even though they have a stated term of 10 years and contain a 10 year renewal right. We also note your policy may be inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS 38 and more fully explain to us why you believe your accounting policy is appropriate and consistent with IFRS, given the stated term of the agreements. In addition, please more fully explain to us the process and expected costs of renewing the agreements at the end of their 10 year term and how you concluded renewals are essentially perpetual in nature.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing